UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Adaptive Medias, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00652J 109

(CUSIP Number)

Stephen L. Elliott

Elliott Management Company, a New Mexico corporation

405B Paseo De Peralta

Santa Fe, NM 87501

(505) 986-6088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00652J 109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stephen L. Elliott Elliott Management Company (Tax Identification No. 85-0294160)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See Item 3 of this Schedule 13D/A) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A/New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 12,080,502 (8.50%)[1]

	8.	Shared Voting Power 12,080,502 (8.50%)

	9.	Sole Dispositive Power 12,080,502 (8.50%)

	10.	Shared Dispositive Power 12,080,502 (8.50%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,080,502 (8.50%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.50%. The percentage is calculated using 142,143,163 outstanding shares of the Issuer’s Common Stock as of December 4, 2013

14.	Type of Reporting Person (See Instructions) IN/CO

1 Consists of 5,218,001 shares of Issuer’s Common Stock, $0.001 par value (the “Common Stock”) and warrants to purchase 3,062,501 and 3,800,000 shares of unregistered Common Stock at an exercise price of $0.075 and $0.10 per share, respectively.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock of Adaptive Medias, Inc., whose principal executive office is located at 16795 Von Karman Ave., #240, Irvine, CA 92606 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Stephen L. Elliott. Mr. Elliott is affiliated with and controls Elliott Management Company, a New Mexico corporation (the “Reporting Person”).

(b) The business address of the Reporting Person is 405B Paseo De Peralta, Santa Fe, NM 87501.

(c) Individual Investor/Corporate Profit Sharing Plan

(d) No.

(e) No.

(f) U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On each of December 24, 2012, April 10, 2013, July 15, 2013, August 23, 2013, December 13, 2013 and January 29, 2014, Reporting Person purchased Common Stock and Common Stock Purchase Warrants in cash from personal and entity funds designated for investment, as applicable and as set forth below.

Investor	Date of Issue	Purchased Shares	Cost Basis	Number of Warrant Shares	Acquired Pursuant To
Stephen L. Elliott	12/24/2012	250,000	$50,000	187,500	Common Stock and Warrant Purchase Agreement (amended)

Elliott Management Company	12/24/2012	500,000	$100,000	375,000	Common Stock and Warrant Purchase Agreement (amended)

Stephen L. Elliott	4/10/2013	500,000	$50,000	500,000	Common Stock and Warrant Purchase Agreement (amended)

Elliott Management Company	4/10/2013	1,000,000	$100,000	1,000,000	Common Stock and Warrant Purchase Agreement (amended)

Elliott Management Company	7/15/2013	666,667	$50,000	666,667	Common Stock and Warrant Purchase Agreement (amended)

Stephen L. Elliott	7/15/2013	333,334	$25,000	333,334	Common Stock and Warrant Purchase Agreement (amended)

Stephen L. Elliott	8/23/2013	2,000,000	$150,000	2,000,000	Common Stock and Warrant Purchase Agreement

Elliott Management Company	12/13/2013	666,667	$50,000	666,667	Common Stock and Warrant Purchase Agreement

Elliott Management Company	1/29/2014	1,333,333	$100,000	1,133,333	Common Stock and Warrant Purchase Agreement

	Total	7,250,001	$675,000	6,862,501

On each of November 6, 2012, November 9, 2012, November 29, 2012, December 5, 2012 and December 19, 2012, Reporting Person (or spouse) purchased Common Stock in open-market transactions from Individual Retirement Accounts designated for investment, as applicable and as set forth below.

Name	Date of Purchase	Purchased Shares
Kathleen A. Elliott IRA	11/6/2012	8,500
Kathleen A. Elliott IRA	11/9/2012	11,500
Kathleen A. Elliott IRA	11/29/2012	10,000
Kathleen A. Elliott IRA	12/5/2012	20,000

Stephen L. Elliott IRA	12/19/2012	18,000

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns or has the right to acquire up to 12,080,502 shares of Common Stock, representing 8.50% of the outstanding shares of Common Stock of the Issuer (based upon 142,143,163 shares of Common Stock issued and outstanding as of December 4, 2013).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 12,080,502 shares of the Common Stock of the Issuer.

(c) The Reporting Person (or spouse) acquired all of his holdings in the Company via cash investment, including open-market transactions on November 6, 2012, November 9, 2012, November 29, 2012, December 5, 2012 and December 19, 2012, and direct investments into the Company on December 24, 2012, April 10, 2013, July 15, 2013, August 23, 2013, December 13, 2013 and January 29, 2014.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer, as set forth below.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 26, 2014

/s/ Stephen L. Elliott
Stephen L. Elliott

Elliott Management Company, a New Mexico corporation

/s/ Stephen L. Elliott
Stephen L. Elliott, CEO